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SEC FILE NUMBER
001-8182

CUSIP NUMBER
723655106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Pioneer Drilling Company

Full Name of Registrant

Former Name if Applicable

1250 N.E. Loop 410, Suite 1000

Address of Principal Executive Office (Street and Number)
San Antonio, Texas 78209

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
     As a result of questions recently raised with respect to the effectiveness of certain aspects of the Company’s internal control over financial reporting, the Company will not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “Quarterly Report”) by its due date of May 12, 2008. The audit committee of the board of directors of the Company has formed a special subcommittee to investigate whether circumstances exist or irregularities have occurred that may have resulted in material weaknesses in the Company’s internal control over financial reporting, and to determine whether such weaknesses, if any, have materially affected the Company’s financial statements. The special subcommittee has engaged independent legal counsel to assist in its investigation.
     Accordingly, the Company believes that it does not have adequate assurance at this time to support filing the Quarterly Report with the necessary management certifications as to its financial statements and other financial information and design of internal control over financial reporting. The Company intends to file the Quarterly Report as soon as reasonably practicable after the investigation is complete.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Joyce M. Schuldt	(210)	828-7689
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to the resolution of the questions that have been raised, the Company expects to report (i) revenues of $113.0 million for the quarter ended March 31, 2008, as compared to revenues of $103.3 million for the quarter ended March 31, 2007, (ii) net income of $12.3 million and $17.2 million for the same corresponding periods, respectively, and (iii) diluted earnings per share of $0.24 and $0.34 for the same corresponding periods, respectively. This financial information should be considered preliminary and is subject to change to reflect any necessary corrections or adjustments that are identified prior to the time the investigation is completed and the Company finalizes the financial statements for the quarter ended March 31, 2008. While the Company does not expect this financial information to materially change, there can be no assurance that the actual financial information reported on the Form 10-Q for the quarter ended March 31, 2008, when filed, will not differ materially from the financial information set forth herein.

Pioneer Drilling Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2008	By	/s/ Joyce M. Schuldt

Joyce M. Schuldt
Executive Vice President, Chief Financial Officer and Secretary